

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3730

March 2, 2006

VIA U.S. MAIL AND FAX (952) 886-3712
Mr. Gregory Richter
Vice President and Chief Financial Officer
Telex Communications Intermediate Holdings LLC
Telex Communications Inc.
12000 Portland Avenue South
Burnsville, Minnesota 55337

> **Re: Telex Communications Intermediate Holdings LLC**
> **File No. 333-115009**
> **Telex Communications Inc.**
> **File No. 333-112819**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed March 24, 2005**

Dear Mr. Richter:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel
Assistant Director